Exhibit 99.1

Centerpulse Ltd
Andreasstrasse 15
8050 Zurich
Switzerland

Phone +41 1 306 9696
Fax +41 1 306 9697
www.centerpulse.com

Media Release
Date	August 25 2003
Page	1/1

Centerpulse: Disclosure of Shareholdings

Zurich, August 25, 2003 – In accordance with article 20 of Switzerlands Stock Exchange Act, Centerpulse Ltd publishes the following disclosure of shareholdings: Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany, through its direct and indirect subsidiaries has acquired additional securities of Centerpulse Ltd. After the transaction, Deutsche Bank AG holds 671,314 shares (equivalent to 5.66% of outstanding capital),

Centerpulse’s subsidiaries develop, produce, and distribute medical implants and biological materials for orthopedic, spinal and dental markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation.

SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This release may contain forward-looking statements including, but not limited to, projections of future performance and regulatory approvals, subject to risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company’s Securities and Exchange Commission filings and other known and unknown risks and various other factors, which could cause the actual results or performance to differ materially from the statements made herein.

Media Inquiries:

Centerpulse Corporate Communications
Beatrice Tschanz
Phone  +41 (0)1 306 96 46
Mobile + 41 (0)79 407 08 78
Fax      +41 (0)1 306 96 51
E-mail: press-relations@centerpulse.com

Investor Relations:

Marc Ostermann
Phone  +41 (0)1 306 98 24
Mobile +41(0)79 787 9284
Fax      +41(0)1 306 98 31
E-mail: investor-relations@centerpulse.com

(Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

This media release can be downloaded on the Internet:
www.centerpulse.com.